Exhibit 3.53

CERTIFICATE OF FORMATION

OF

EL SEGUNDO COAL COMPANY, LLC

1.	The name of the limited liability company is El Segundo Coal Company, LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	This Certificate of Formation shall be effective immediately upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 27th day of December 2006.

/s/ Bryan L. Sutter
Bryan L. Sutter, Authorized Person